SEC File Number: 0-32917

                               FORM 12b-25
                 U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                      NOTIFICATION OF LATE FILING

(Check One)
      [ ]Form 10-K and Form 10-KSB  [ ] Form 11-K   [ ] Form 20-F
      [X]Form 10-Q and Form 10-QSB[ ] Form N-SAR
      For Period Ended: September 30, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: N/A
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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:    N/A

Part I - Registrant Information
--------------------------------

Full Name of Registrant: RJV Network, Inc.
Former name if applicable: ---
Address of Principal Executive Office (Street and Number): 15147 SE 46th Way
                                                           Bellevue, WA 98006

Part II - Rules 12b-25(b) and (c)
---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-
        25(c) has been attached if applicable.

Part III - Narrative
--------------------
State below in reasonable detail the reasons why the Form 10-K or 10KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 within the prescribed time period without unreasonable effort and expense as, due to limited staffing within the Registrant's accounting department that has delayed the timely preparation of the quarterly financial statements.

Part IV - Other Information
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(1) Name and telephone number of person to contact in regard to this notification:

    Edward Velton      (425)          (455-0500)
    (Name)          (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]

Yes [ X ] No


                               RJV Network, Inc.
              (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date: November 14, 2002 /s/ Edward Velton
                              -----------------
                                  Edward Velton
                                  President